

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256



082-03470

24th July, 2006

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'Vision, Values and Vitality – Powering ITC's Transformation', delivered at the 95th Annual General Meeting of the Company (AGM) held on 21st July, 2006. The aforesaid document was also circulated to the Members at the AGM.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


ITC Limited

VISION, VALUES AND VITALITY

POWERING
ITC'S TRANSFORMATION

Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Fifth Annual General Meeting
on 21st July, 2006

Ladies and Gentlemen,

It gives me great pleasure to welcome you to the 95th Annual General Meeting of your Company. As we gather today, I am sure you share my sense of satisfaction at yet another year of robust performance by your Company. Gross Turnover for the year 2005-06 grew by 21.5% to Rs.16224 crores, driven by strong topline performance across all businesses. Before exceptional items, pre-tax profit increased by 22.3% to Rs.3269 crores, and post-tax profit to Rs.2280 crores, registering a growth of 24.1%. Earnings Per Share (before exceptional items) for the year stands at Rs.6.08. The financial strength resulting from sustained performance of this nature, and the world-class capability of ITC's human capital constitute the foundations to scale even greater heights in the years to come. As is customary, I append a snapshot of financial performance since 1996.

(Figures in Rs. Crores)

ITC: Financial Snapshot 1996 – 2006

	1996	2006*
Gross Income	5188	16511
Profit After Tax	261	2235
Return on Average Net Assets (%)	30	36
Net Assets Employed	1886	9506
Net Worth	1121	9061
Market Capitalisation	5571	73207

As at 31st March; * assumes shareholder approval as proposed

During this decade Total Shareholder Returns, measured in terms of increase in market capitalisation and dividends, grew at a compound rate of over 30% per annum, placing your Company among the foremost in the country in terms of efficiency of servicing financial capital. In a testimony to the power of performance, your Company is today counted amongst the top global corporations in the Forbes 2000 List.

You, the shareholders, can draw even greater satisfaction from the fact that these financial results have been achieved even as your Company is creating new benchmarks in Triple Bottom Line performance. **It is a matter of pride that your Company, already a 'water-positive' corporation, became 'carbon-positive' during the year on the back of several energy conservation measures, usage of carbon neutral fuels and carbon sequestration through large-scale agro-forestry programmes.** Your Company is also making rapid strides towards attaining 'zero solid waste' status. Upon this achievement in the near term, your Company would perhaps be the only global enterprise of its size in the world to have achieved these milestones encompassing all three critical facets of environmental sustainability.

Your Company's second Sustainability Report 2005, unveiled in January 2006, details value creation across the three dimensions of the Triple Bottom Line – namely economic, social and

environmental. ITC's Sustainability Report, independently assured by Pricewaterhouse Coopers, continues to be the only 'In Accordance Report' by an Indian corporation, as per guidelines of the Global Reporting Initiative. This voluntary disclosure is an attempt to outline a more comprehensive picture of ITC's sustainability performance.

Today's meeting is of special significance, as it marks the completion of a decade since you placed me at the helm of ITC's leadership. It is therefore an opportune time to reflect on the nature and quality of transformation accomplished thus far, and the underlying drivers of such transformation. At the beginning of this period, your Company made the more difficult strategy choice of creating multiple drivers of growth, leveraging opportunities in the emerging Indian economy that best matched proven internal capabilities. The rationalised business portfolio posed the formidable challenge of enabling the various businesses make the transition from competing in a relatively protected environment to winning in an intensely competitive and rapidly globalising market on the strength of superior value propositions.

Responding to this challenge meant engineering a paradigm shift in the corporate mindset. The entire organisation had to be realigned to a new focus, namely acquiring international competitiveness in cost and quality in each of ITC's businesses. Such realignment was given

shape through significant investments in technology, processes, innovation and brands; and crafting a strategy of organisation based on the governance principle of distributed leadership to unleash the entrepreneurial energies of ITC's high quality human resource. **This transformation was powered by the Vision that provides the overarching inspiration; the Values that serve to guide thought and action; and the Vitality that enables excellence in strategy formulation and execution.**

VISION, VALUES AND VITALITY – PILLARS OF TRANSFORMATION

The potential of an enterprise for wealth creation is set apart by the distinctive amalgam of its Vision, Values and Vitality. It represents a mix of constancy and change; of a timeless core and constantly evolving strategies and processes built around the core. The effectiveness of interplay between these complementary elements determines the extent to which latent potential is realised. The enlargement of enterprise potential therefore requires Vision, Values and Vitality to be continuously recharged through practice and insight, revalidated for relevance and tested for appropriateness to the evolving competitive context. It is the role of leadership to nurture a unique combination of the 3Vs towards ensuring that the enterprise sustains superior wealth generating capacity in an environment of escalating competitive pressures. Such leadership,

in a multi-business context like that of your Company, needs to extend beyond the corporate level to the strategic business units and their constituents. Distributed leadership then engenders transformation by enhancing adaptive capability and sharpening responsiveness to change. In line with this thought, I will proceed to illustrate the unique blend of Vision, Values and Vitality that has powered the transformation of your Company.

Vision

A compelling Vision creates and forges corporate identity. It imparts a larger purpose and meaning to individual endeavour. It is aspirational, unifying and motivational. Envisioning a larger societal purpose has always been a hallmark of ITC, described by me in the past as "a commitment beyond the market". We articulated a Vision appropriate to the Indian context, tailored around the deep rural linkages that characterise your Company's value chain relationships. **This compelling Vision of enlarging its contribution to the Indian society has powered your Company over the past decade.** Such a Vision is manifest in multiple forms, significantly reshaping ITC's profile. The Vision requires each of ITC's businesses to attain leadership on the strength of international competitiveness. Simultaneously, it has driven your Company to also consciously contribute to enhancing

the competitiveness of the larger value chains beyond its own operations. This broader commitment has led to the creation of unique business models that synergise long term shareholder value enhancement with fulfillment of the larger societal purpose. It has expanded corporate consciousness in the practice of trusteeship to ensure sustainable wealth creation through contribution to the 'Triple Bottom Line'. Above all, this superordinate purpose of creating growing value for the Indian society has inspired your Company's human resource and aligned their collective endeavour to provide unity of purpose across the organisation.

Values

Values refer to the institutional standards of behaviour that strengthen commitment to the Vision, and guide strategy formulation and purposive action. The core Values of your Company are shaped around the belief that enterprises exist to serve society. In terms of this belief, profit is a means rather than an end in itself, a compensation to owners of capital linked to the effectiveness of contribution to society and the essential ingredient to sustain such enlarged societal contribution. Thus your Company has embraced an extended role of trusteeship that reaches beyond the assets reflected in the balance sheet to encompass societal

assets. An unwavering commitment to integrity, ethical conduct, meritocracy, teamwork and abiding concern for stakeholders are at the heart of your Company's value system. **The defining trait of ITC however, is its deeply 'Indian' character that aligns corporate strategy to national priorities. Such a character flows from the Indianness of its soul rather than the origin of its capital.** As a premier 'Indian' enterprise, ITC consciously engages across the value chains towards maximising benefit for the Indian society. **Such a combination of Values determines choice of corporate strategy, orients such strategy in favour of Indian value chains wherever feasible, and engages the organisation willingly in confronting the larger societal challenges of inclusive and sustainable growth. Your Company's abiding commitment to society provides depth of moral content and infuses energy across the enterprise, thus elevating collective corporate effort to the fervour of a mission for the ultimate benefit of all stakeholders, including you, the shareholders.**

Vitality

A compelling Vision and strong Values by themselves could not have radically transformed your Company without the Vitality that enables robust strategy formulation and world-class strategy execution. **Vitality in ITC is manifest in**

many ways including the strengthening competitive capability, the deepening consumer insight, the breakthrough innovations in products and processes, the ability to rapidly absorb knowledge and harness technology, the widening bandwidth of distributed leadership, a growing nimbleness to proactively manage change and adaptiveness to continuously leverage market opportunities. ITC's robust strategy of organisation, climate of professionalism and time-tested caring culture constitute the framework for effectively channelising corporate Vitality.

The inspiration, courage and commitment derived from the Vision and Values has led to growing Vitality. Such Vitality in turn has led to enhanced market standing and profitability in addition to enlarged contribution across the Triple Bottom Line. A clutch of global honours and recognition for your Company in the last several years testifies to the quality of transformation achieved.

In order to fulfill the Vision of making a substantial and enduring contribution to the Indian society, your Company consciously chose the more challenging strategy of pursuing multiple drivers of growth, against conventional wisdom. Your Company is engaged in managing diversity by creating synergies and special strengths based

on cultivating a network of inter-dependencies within the organisation. **ITC's strategy of organisation based on the governance principle of distributed leadership, seeks to derive the benefits of focus for each business while creatively deploying its diverse pool of core competencies to generate distinctive sources of sustainable competitive advantages.** Such effective management of diversity further hones the adaptive capabilities of the organisation towards sustaining long term growth and value creation.

BUSINESS PORTFOLIO: STRATEGIC PROGRESS

The strategic progress in each of the businesses in your Company's portfolio is, I am sure, a source of satisfaction to shareholders. Your Company has made substantial investments in technology, processes and systems, innovation and brand building towards acquiring international competitiveness in terms of quality and cost in each of its businesses. **It is a measure of the continued trust reposed in your Company by consumers that ITC's brands today account for three of the top five FMCG brands in the country.** Shedding undue preoccupation with tactical results, your Company committed to the Hotels business with substantial investment even during a prolonged period of downturn in the industry. The rewards of such commitment are evident today in the rapid strides being made towards attaining leadership position by the ITC Welcomgroup chain. Over the past three years

alone, Segment Revenues have nearly quadrupled while Segment Results have grown substantially by over 25 times. Such performance, apart from reflecting world-class hoteliering capability, also reflects the realisation of intended synergies of the amalgamation of ITC Hotels Limited and Ansal Hotels Limited with your Company. **A robust platform has thus been shaped for embarking on the next phase of aggressive expansion that would unveil, at first pass, the finest hotels in Bangalore and Chennai.**

The transformation of the Paperboards business is another demonstration of long term value creation born out of deep commitment. Substantial investment across the value chain, coupled with leveraging special insights as a converter and consumer of high quality packaging, has enabled the turnaround and growth of this business into a position of undisputed leadership in the Indian paperboard market. **The strengthening competitive capability of your Company's Paperboards business has provided the impetus to embark on an ambitious expansion plan to service the growing demand for high quality pulp-based products, including a range of coated and uncoated papers.**

Your Company's Agri Business, engaged in innovatively leveraging digital technology to create value for the Indian farmer, continued to strengthen its position in domestic and global

markets as a leading supplier of high quality, identity-preserved agri commodities. This business is rapidly developing into a reliable partner for two-way flow of goods and services in and out of rural markets. Towards achieving this long term goal, the digital infrastructure of the ITC e-Choupal is being supplemented with a phased rollout of physical infrastructure called ITC Choupal Saagars to serve as hubs for clusters of villages. While 10 Choupal Saagars are already operational, 9 more are in an advanced stage of completion. The rural retailing initiative will be scaled up by another 40 Choupal Saagars in the next 12 to 18 months. This hub and spoke model is being energised at the village level through sanchalaks and samyojaks drawn from the farming community, who represent the extended enterprise. **The innovative combination of digital, physical and human assets constitutes the basis for your Company's deeper engagement with the rural economy through the progressive development of low cost, broadband fulfillment capability.**

New Growth Drivers

Your Company is also engaged in blending the multiple competencies residing in its various businesses to create new growth drivers in a bid to secure the future. Competencies are recognised, not by products or physical assets, but by the underlying skills that create value. To illustrate, the Packaged Foods business draws upon the unique sourcing capability of the ITC

e-Choupal, the cuisine expertise of ITC Welcomgroup, the innovation capacity resident in the ITC R&D Centre and the traditional strengths of branding, trade marketing and distribution to provide distinctive sources of competitive advantage in the marketplace. Conceived on the strength of your Company's deep rural linkages, the Packaged Foods business marks a comprehensive presence across the seed to stomach value chain. Within barely four years of launch, your Company straddles a wide spectrum of value added food products comprising: Staples such as atta, spices and cooking pastes, Snack Foods such as biscuits and pasta, Confectionery and Ready-to-eat foods. The Foods portfolio now comprises 5 brands – Aashirvaad, Sunfeast, Candyman, Mint-O and Kitchens of India – and over 100 distinct products.

In a testimony to the growing consumer franchise and market standing, Aashirvaad and Sunfeast already feature among the most trusted food brands in a survey by the Economic Times Brand Equity. Aashirvaad atta continues to cement its position as the clear leader among national branded players. Kitchens of India has also recently earned the sobriquet of 'Superbrand'. A beginning has also been made towards marketing ITC's world-class packaged food products in overseas markets under the Kitchens of India brand.

Your Company's other growth drivers in the FMCG space have similarly leveraged resident

competencies to forge strengthening positions in the marketplace. The Greeting Cards and Stationery business supplements ITC's presence in the tree-to-textbook value chain with a slew of value added products. The Lifestyle Retailing business leverages the goodwill of your Company's valuable trademarks towards harnessing the significant market opportunity afforded to India post the dismantling of the Multi-Fibre Agreement regime. Wills Lifestyle, another Superbrand in the FMCG stable, is well on the way to becoming the most preferred retail brand. John Players, catering to the mid-market segment, has earned high industry recognition, winning the 'Most Admired Shirt Brand of the Year' award at the Images Fashion Awards 2005. Products of daily relevance to rural markets such as safety matches, incense sticks and iodised salt support the viability of the rural fulfillment channel, while presenting attractive market opportunities.

While the synergising of in-house skills is contributing to the rapid growth of the new FMCG businesses, such growth in turn has also spurred new opportunities for the other businesses. The addition of spices in the Foods portfolio and the demand for traceability-led products to meet emerging consumer needs in domestic and overseas markets has led to the development and pilot marketing of organic agri inputs for farmers. Your Company's Agri Business is now engaged in enlarging the scope of organic agri-input options towards offering a total solution

package for farmers, addressing crop protection and crop quality requirements.

Each of these FMCG businesses also contributes to enhancing the depth and breadth of your Company's trade marketing and distribution capability. The efficacy of such fulfillment also stands enhanced through the extensive use of Information Technology across the supply chain, drawing upon in-house skills. ITC's IT-backed distribution highway today ensures direct servicing of over 85,000 markets of varying population strata, covering nearly 2 million retail outlets. Further, the Wills Lifestyle and John Players ranges are retailed to customers through nearly 270 Exclusive Brand Outlets and shop-in-shops, and over 1500 multi-brand outlets.

Deep domain knowledge, together with diversity of services, growing global delivery footprint, and world-class infrastructure and processes constitute a robust platform for your Company's Information Technology subsidiary to strengthen its market standing in the IT services and IT enabled services segments.

The substantial progress made in strategy implementation and the resultant financial performance have earned the right for your Company to further aspire to make a larger contribution to the Indian society.

CONTRIBUTION ACROSS THE TRIPLE BOTTOM LINE

Your Company's inspiring Vision enables harmonisation of shareholder value creation with enlarging contribution across the Triple Bottom Line. Indeed, the creative energies of leadership are directed at crafting and honing business models that enmesh these goals in a synergistic manner. Just as your Company's businesses have contributed to strengthening its financial value creating ability, their impact on enhancing economic, social and ecological capital is also growing in magnitude and significance. It is my firm belief that the pursuit of such an approach by the corporate sector can further strengthen the foundation of a fruitful public-private partnership in the achievement of inclusive and sustainable growth, particularly if innovative ways could be found to incentivise wider corporate involvement in addressing social and developmental priorities.

Incentivising CSR: Mobilising Consumer Support

Detractors of Corporate Social Responsibility seem to lend conceptual credence to the relative inaction of corporates by viewing CSR as a needless drag on the owners of capital. It is often argued that initiatives towards enhancing social and environmental capital are best left to other segments of society. The absence of direct financial reward further disincentivises corporate responses to developmental challenges and thus limits the scope and impact of CSR.

In an emerging economy like India's, with the large challenges of inclusiveness and ecological fragility threatening to undermine the sustainability of economic growth, no single organ of society possesses the resources to address these serious issues. The most crucial resource required to address the various developmental issues is not so much financial as organisational. Although such resources rest in abundance with the corporate sector, in the absence of incentives, the organisational capability of the corporate sector tends to be deployed almost exclusively towards addressing the needs of shareholders through financial performance.

Powerful incentives will emerge when an enlightened civil society comprising customers, investors, job seekers and policy makers finds the mechanisms to reward enterprises that integrate social and environmental concerns into their business models. Financial reward arising from the exercise of preference by civil society in favour of responsible corporates can trigger substantial corporate participation in CSR activities. There is already evidence of such a trend emerging in developed markets. As Indian businesses progressively integrate with the global market, the need for responsible business conduct will become an imperative for global competitiveness.

In line with this thought, **your Company is engaged in taking the lead to involve its consumers as partners in progress by bundling CSR as part of its unique value proposition.**

By mobilising support of consumers, CSR can serve as an additional differentiator for your Company's products and services, thereby simultaneously serving the cause of shareholders as well as society at large. It is hoped that your Company's example will serve to encourage others in the corporate sector to contribute more readily with impactful CSR initiatives. In this context, your Company's support for the setting up of the CII-ITC Centre of Excellence for Sustainable Development is a sterling example of incentivising CSR through recognition of excellence in sustainability practices. The Centre seeks to address the institutional void in developing the requisite capability among Indian industry. The Centre will endeavour to transform Indian businesses by providing thought leadership, promoting awareness and building capacity.

The compelling Vision of enlarging contribution to society has propelled your Company to engage in its unique endeavours to create benchmark Triple Bottom Line performance. A growing consumer franchise driven by bundling CSR will provide additional momentum and render long term sustainability to such endeavours by triggering a broader movement.

I know that shareholders of ITC take justifiable pride in its unique contribution across the Triple Bottom Line. I will therefore, as a matter of practice, update you on the progress relating to all three dimensions of value creation.

Creating Economic Multipliers

Your Company's conscious engagement with the entire value chains of which it is a part is resulting in a growing and pervasive economic impact. Over the past decade, the value addition by your Company has grown at a compound annual rate of more than 12% to over Rs.68,000 crores, representing nearly 1.1% of the value added by the Industry sector of the economy. Nearly 77% of such value added accrued to the Exchequer, providing the much needed resources for deployment in developmental priorities. Foreign exchange earnings of the ITC Group during this period amounted to nearly US$ 2.5 billion, of which earnings from agri exports constituted nearly 65%. These earnings from linking the Indian farmer with world markets represent well over 2% of the country's agri exports. **Your Company's investments of over Rs.6,000 crores towards enhancing the competitiveness of its businesses support direct employment to the tune of 28,000 across the Group and indirect employment across the value chains of nearly 5 million people, whose livelihoods are substantially linked to their association with ITC.** Amongst those associated are a number of enterprises in the small scale and cottage sectors which continue to benefit from adoption of best practices and access to markets. To illustrate, the Incense sticks business of your Company sources products from 8 vendors in the cottage sector, who predominantly employ women. Four of these vendors have earned the ISO 9000

accreditation – a first for this industry. Thus the symbiotic partnership between your Company and such cottage industry vendors leverages complementary strengths for mutual benefit, thereby enabling these enterprises to flourish without the need for public largesse. **Your Company's investment plans envisaging Rs.14-15,000 crores over the next few years would further enlarge ITC's economic contribution.**

Contribution to Social and Ecological Capital

The uniqueness of ITC's contribution to enlarging social and ecological capital lies in being able to enmesh such contribution into the process of generating shareholder value through creative business models. I am referring to the innovative ITC e-Choupal business model and the ITC farm and social forestry initiatives. Apart from crafting such business models, your Company is also engaged in implementing various other social development initiatives towards making a meaningful contribution in the economic vicinity of its operating locations.

Empowering the small farmer

The ITC e-Choupal initiative is a powerful illustration of linking business purpose with a larger societal purpose. I have been briefing you on the progress of this young initiative from time to time. I will now touch upon its potential to empower the small farmer and thus engender rural transformation.

The ITC e-Choupal leverages the power of the Internet to empower the small and marginal farmer with a host of services related to know-how, best practices, timely and relevant weather information, transparent discovery of prices and much more. This digital infrastructure can also be used for channelising services related to credit, insurance, health, education and entertainment. It can also serve as a strong foundation for linking small and marginal farmers to futures markets to facilitate farmer risk management.

The ITC e-Choupal is not just a village digital kiosk with a human interface. The access to e-Choupals, within walking distance from the farm gate, is supplemented through physical infrastructure - the ITC Choupal Saagar - which functions as a hub for a cluster of villages within tractorable distance. These made-to-design hubs also serve as warehouses, and as rural hypermarkets for a variety of goods. **In effect, the e-Choupal infrastructure is potentially an efficient delivery channel for rural development and an instrument for converting village populations into vibrant economic organisations.**

An environment rife with illiteracy, lack of basic infrastructure and low incomes renders the rollout of this initiative extremely onerous. Despite daunting implementation challenges the potential benefits of this project have spurred your Company to seek innovative solutions to overcome constraints. **This infrastructure project now comprises about 6,000 installations**

covering nearly 36,000 villages and serving over 3.5 million farmers. Over the next 7-10 years it is your Company's Vision to create a network of 20,000 e-Choupals and over 700 Choupal Saagars entailing investments of nearly Rs.5,000 crores, thereby extending coverage to 100,000 villages – representing one sixth of rural India. This networked rural delivery system can contribute significantly towards addressing the 'knowledge deficit' highlighted so forcefully by the National Commission on Farmers. It can also meaningfully complement the Bharat Nirman initiative of the government, towards truly securing a 'new deal for rural India'. **The transformational impact of this pioneering initiative continues to earn global and domestic accolades, the most recent of which is the Stockholm Challenge Award 2006.**

Agro forestry led rural Renaissance

The labour intensity of agro forestry and the availability of the second highest arable land mass in the world represent two strategic assets that can be leveraged to transform the competitiveness of the tree-to-textbook value chain. Your Company's presence in this value chain provides the basis for a significantly enlarged contribution towards raising living standards in rural hinterlands. I have been briefing you about this special initiative in some detail in my past speeches.

So far, more than 149 million saplings have been planted in nearly 41,000 hectares under ITC's farm and social forestry programmes, providing over 18 million person days of employment. The output of the agro forestry programmes accounts for over 91% of the pulp wood requirements of your Company's mill at Bhadrachalam, thus supporting its competitiveness. **The growing competitiveness of your Company's paperboards business provides the impetus for your Company to scale up the afforestation endeavour to cover over 100,000 hectares by planting 600 million saplings over the next few years, creating in the process over 40 million person days of employment among the disadvantaged.**

Apart from contributing to enrichment of social capital, the benefits of your Company's agro forestry initiatives extend to conservation of natural capital as well. Increasing green cover, in situ moisture conservation, groundwater recharge, significant reduction in soil erosion and enrichment of depleted soils are some of the direct environmental benefits.

Other Social Initiatives

Your Company's other social initiatives in the vicinity of its operating locations are centered around three main areas of intervention under 'Mission Sunehra Kal': (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic

improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health and sanitation.

Contributing to Natural Resource Management

The soil and moisture conservation programme is designed to assist farmers in identified moisture-stressed districts. Under your Company's water resource management initiative, over one thousand water harvesting structures provide critical irrigation to nearly 10,300 hectares. **Over the next 5-7 years, your Company intends to create nearly 6,300 water harvesting structures and thereby extend critical irrigation to more than 50,000 hectares of rainfed arable land.**

Creating sustainable rural livelihoods

The sustainable livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished. **Cattle development centres already cover more than 1,400 villages, providing integrated animal husbandry services to**

more than 35,000 milch animals. The initiative for the economic empowerment of women has also registered significant progress. Todate, **over 10,600 women have been organised under 630 self-help groups.** More than 4,000 women have been gainfully employed through micro-enterprises or self-employment backed by income generation loans.

Contributing to rural community development

Your Company's Community Development Programmes seek to contribute to two of India's most urgent social priorities aligned to the achievement of the Millennium Development Goals – health and primary education. **About 34,000 women-at-risk and children under 5 are being covered every year under the Mother and Child Health programme.** ITC's education support programmes are aimed at overcoming the lack of economic opportunities available to the rural poor. As of now, **ITC's rural education initiative covers over 47,000 children through support to government primary schools and 674 Supplementary Learning Centres.**

CONCLUSION

Inspired by Vision, driven by Values, powered by Vitality, the journey of the past decade has been most rewarding for your Company's world-class employees and for me, personally. The real transformation lies in their capabilities, their commitment to stay the course of a challenging strategic path, and their willingness to go the distance in their quest for enduring value for the nation and for shareholders. In the unfolding era of new opportunities and new challenges, I seek your support on their behalf, as always.

Thank you for your attention.



ITC Limited

Enduring value.
For the nation. For the shareholder.

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

24th July, 2006

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

95th Annual General Meeting of the Company held on 21st July, 2006, at Kolkata

We write to advise that all the resolutions placed at the 95th Annual General Meeting held on 21st July, 2006, in terms of the Notice dated 26th May, 2006, have been passed by the Members of the Company.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg